Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of Vivmark Residential (Form S-8) pertaining to the AvalonBay Communities, Inc. 2026 Equity Incentive Plan, the AvalonBay Communities, Inc. Second Amended and Restated 2009 Equity Incentive Plan and the AvalonBay Communities, Inc. Deferred Compensation Plan, of our reports dated February 13, 2026, with respect to the consolidated financial statements and schedule of Vivmark Residential (formerly known as Equity Residential) and ERP Operating Limited Partnership, and the effectiveness of internal control over financial reporting of Vivmark Residential and ERP Operating Limited Partnership, included in their combined Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois
August 17, 2026